SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              DATAWATCH CORPORATION
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   23791710-9
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                                 (CUSIP Number)

                              Richard de J. Osborne
                            Carnegie Hill Associates
                          40 East 94th Street, Apt. 18D
                               New York, NY 10128

                                    Copy to:
                            Christopher T. Cox, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                             New York, NY 10005-1702
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 15, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 23791710-9

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Richard de J. Osborne
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                              (b)  /X/

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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          PF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                             7         SOLE VOTING POWER

        NUMBER OF                      132,863
                                                    SHARES
                           -----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH
                                                  REPORTING
                           -----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       132,863
                           -----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER


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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            132,863
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           / /
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.27 (based upon outstanding common stock as of August 9, 2001)
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14        TYPE OF REPORTING PERSON

          IN
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


Item 1.  Security and Issuer.
------   -------------------

     This statement relates to the common stock, par value $0.01 per share (the "Shares"), of Datawatch Corporation (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 175 Cabot Street, Suite 503, Lowell, Massachusetts 01854.

Item 2.  Identity and Background.
------   -----------------------

     This Form 13-D is filed on behalf of Richard de J. Osborne (the "Reporting Person"). The Reporting Person's business address is 40 East 94th Street, Apt. No. 18D, New York, New York 10128. The Reporting Person is the Chairman of the Board of Directors of the Issuer. The Reporting Person is the Managing Principal of Carnegie Hill Associates, LLC, a Delaware limited liability company ("CHA"). The principal business of CHA is investing in securities of public and private companies. The address of CHA's principal business office is 40 East 94th Street, Apt. No. 18D, New York, New York 10128.

     The Reporting Person and CHA may be deemed to be a "group" within the meaning of Section 13d(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder. However, the Reporting Person disclaims beneficial ownership of CHA's Shares except to the extent of his pecuniary interest therein.

     Neither the Reporting Person nor CHA has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a U.S. citizen.

Item 3.  Sources and Amount of Funds or Other Consideration.
------   --------------------------------------------------

     The Reporting Person acquired 71,685 Shares through CHA at a purchase price per share of $2.79, after giving effect to a 1:4.5 reverse stock split that occurred on July 23, 2001 (the "Reverse Stock Split"). The source of funds was CHA's available capital. The Reporting Person received 44,112 Shares from the Issuer at an average purchase price per share of $1.21, after giving effect to the Reverse Stock Split, as consideration for advisory services provided to the Issuer. The Reporting Person purchased 17,066 Shares on the open market out of this personal funds, at an average purchase price of $2.11 per Share, after giving effect to the Reverse Stock Split.

Item 4.  Purpose of Transaction.
------   ----------------------

     On January 12, 2001, CHA purchased 71,685 Shares, after giving effect to the Reverse Stock Split, from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "2001 Transaction"). Under the Investment Agreement, dated as of January 12, 2001, among the Issuer, WC Capital LLC ("WC Capital") and CHA (the "Investment Agreement"), CHA was granted certain demand, piggyback and Form S-3 registration rights and certain preemptive rights. The purchase of Shares by CHA was for investment purposes.

     The Reporting Person received 44,112 Shares, after giving effect to the Reverse Stock Split, as consideration for advisory services provided to the Issuer. The Shares purchased by the Reporting Person on the open market were purchased for investment purposes.

     Except as described herein, neither the Reporting Person nor CHA has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) By virtue of the Reporting Person's holdings of Shares combined with CHA's holdings of Shares as of the date of this Schedule 13D, the Reporting Person and CHA are presently the beneficial owners of an aggregate of 132,863 Shares, or approximately 5.27%, of the Shares (based upon outstanding Shares as of August 9, 2001).

     (b) The Reporting Person has sole power to vote and sole authority to dispose or direct the disposition of the entire amount of Shares reported by this Schedule 13D.

     (c) N/A

     (d) N/A

     (e) N/A

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.
         ---------------------------------------

     Under the Investment Agreement, CHA was granted a preemptive right to purchase additional Shares in the event that the Issuer offers, sells or otherwise issues new Shares in a public or private transaction, so long as CHA holds at least 25% of the Shares purchased in the 2001 Transaction.

     In addition, pursuant to the Investment Agreement, subject to certain conditions, WC Capital will have the right to include, as nominees for the Issuer's board of directors, two directors. Pursuant to such rights, WC Capital designated the Reporting Person as Chairman of the board of directors of the Issuer. Concurrently with the consummation of the 2001 Transaction, the Reporting Person was elected as a director of the Issuer and as Chairman of the board or directors of the Issuer.

     The Investment Agreement is set forth in Exhibit 1 to this Statement and is incorporated herein in its entirety by reference in response to this Item. The foregoing description of the terms and provisions of the Investment Agreement is a summary only, and is qualified in its entirety by reference to such document.

     Except as set forth in this Statement, to the best knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Items to be Filed as Exhibits.
------   -----------------------------

Exhibit 1 Investment Agreement, dated as of January 12, 2001.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of his knowledge and belief, the information set forth in this statement is true, complete and correct.

November 30, 2001



                                        /s/ Richard de J. Osborne
                                ---------------------------------------------
                                           Richard de J. Osborne